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                        1,750,000 SHARES OF COMMON STOCK


                           MATRIX CAPITAL CORPORATION


FIRST SUPPLEMENT DATED NOVEMBER 4, 1996
TO PROSPECTUS DATED OCTOBER 18, 1996


                Terms used in this Supplement and not otherwise
                 defined are used as defined in the Prospectus

     On October 31, 1996, Matrix Capital Corporation (the "Company") entered into a letter of intent to acquire The Vintage Group Inc. ("Vintage"). Vintage's subsidiaries, Sterling Trust Company ("Sterling Trust") and Vintage Financial Services Corporation ("VFSC") are located in Waco, Texas and Arlington, Texas, respectively. Sterling Trust was incorporated in 1984 as a Texas independent, non-bank trust company specializing in self-directed qualified retirement plans, individual retirement accounts, custodial and directed trust accounts. As of June 30, 1996, Sterling Trust had assets under administration in excess of $1 billion. VFSC is a NASD broker/dealer that provides services to a small but growing customer base of individuals and deferred contribution plans.

     The anticipated purchase price is $11.25 million, which will be paid through the issuance of Common Stock valued at the average of the market price for the Common Stock for a specified period prior to closing. The transaction will be accounted for as a pooling of interests and no goodwill will be recorded.

     The consummation of the acquisition is subject to certain conditions precedent, including negotiation of a definitive agreement and regulatory and shareholder approval. There can be no assurance that the acquisition will be consummated under the terms specified in the letter of intent or at all.